Exhibit 99.1

ACTING ETHICALLY
CODE OF BUSINESS CONDUCT

Life's brighter under the sun

Sun Life Financial

TABLE OF CONTENTS

Message from the CEO	1
Our Purpose	2
Introducing the Code	3
Does the Code apply to me?	3
Annual Code training and acknowledgment	3
How do I apply the Code?	4
Reporting Code breaches	5
How do I report a Code breach?	5
Using the Employee ethics hotline	6
What happens when I report a breach?	6
Our commitment against retaliation	6
Complying with the law	7
Promoting diversity, fairness and safety in the workplace	8,9
Treating Clients fairly	10
Avoiding conflicts of interest	11
Respecting privacy and confidentiality	12,13
Engaging in outside activities or employment	14
Engaging in political activities	15
Promoting a strong risk framework	16
Maintaining appropriate controls	17
Dealing with Sun Life assets	18
Using technology appropriately	18
Safeguarding Sun Life information and intellectual property	19
Using and protecting Sun Life’s assets	19
Maintaining books and records	20
Deterring fraud	21
Rejecting corruption and bribery	22
Accepting and giving gifts and entertainment	23
Competing fairly and openly	24
Trading in securities	25
Combating money laundering and terrorist financing	26
Dealing with the public and other third parties	27
Our concluding obligations	28
Where can I find more information?	29

At Sun Life, we are committed to the highest standards of honesty, integrity and professionalism in all that we do. Our Code of Business Conduct is an expression of our culture and core values, and it reinforces our commitment to resolve ethical and compliance matters.

Important foundations of our success include transparency in our business dealings, rigorous governance practices, and our dedication to creating a diverse and inclusive workplace where our Employees, Clients and communities shine. Whether it is the way we treat our Employees or serve our Clients, our Code reflects more than how we work, it speaks to how we think and act, regardless of geography or role. And, it underpins our brand and reputation.

For all Sun Life Employees, knowing our Code of Business Conduct is tremendously important. I encourage you to read it and use it as a tool to help and empower you do the right thing, every day.

Dean A. Connor
PRESIDENT & CHIEF EXECUTIVE OFFICER

1

Our Purpose:
Helping our
CLIENTS
achieve lifetime financial security
and live healthier lives

2017 CODE OF BUSINESS CONDUCT	2

INTRODUCING THE CODE

Sun Life is committed to high standards of business ethics and integrity. Our reputation as an ethical and trustworthy company is our most important asset.

All of us contribute to and are responsible for the ethical culture of our Company.

DOES THE CODE APPLY TO ME?

The Sun Life Financial Code of Business Conduct applies to all Employees and all directors of Sun Life Financial Inc., Sun Life Assurance Company of Canada, and their subsidiaries and controlled joint venture companies. Compliance with the Code is mandatory and a condition of employment.

We are all responsible for:

•	Reading, understanding and complying with the Code and any internal policies or supplementary codes of business conduct that apply to us,

•	familiarizing ourselves and complying with the laws and regulations that apply to our jobs,

•	committing to acting professionally, ethically and with integrity,

•	being attentive to issues and incidents of unethical behaviour while performing our duties, and
•	reporting concerns, known and suspected violations of the Code and other unethical behaviour – in and outside of Sun Life – and supporting those who report Code violations and unethical behaviour.

Sun Life expects the third parties acting on our behalf or representing us to adhere to the values and principles under the Code

ANNUAL CODE TRAINING AND ACKNOWLEDGEMENT

Each year, all Employees are asked to complete a mandatory Code training and an Annual Code Acknowledgement by which we confirm our compliance with the Code and reaffirm our commitment to comply with the Code in the future.

Q	Where can I find a copy of the Annual Code Acknowledgement form and how do I complete it?

A	Annually Employees are asked to complete an online Code training and the Annual Code Acknowledgement. If you do not have internet access, a hard copy can be provided to you upon request to a Compliance officer.

2017 CODE OF BUSINESS CONDUCT	3

HOW DO I APPLY THE CODE?

While the Code cannot provide specific guidance for all situations we encounter at work, ask yourself these questions when encountering a difficult situation:

•	is this legal?

•	is this permissible under internal policies?

•	is this fair and ethical?

•	does this reflect our values, our culture and our commitments to our co-workers and our stakeholders?

•	am I confident that Sun Life would not be harmed if this situation became public knowledge?

•	would I approve of this situation if I were a Client or a shareholder?

You must be able to answer “Yes” to each question. Use your best judgment and common sense, keeping in mind that we are required to comply with both the content and spirit of the Code and all relevant laws and regulations.

Violations of the Code can result in disciplinary action, including termination of employment. Any breach of the Code that violates the law also can result in civil or criminal proceedings.

Remember, in certain situations, you will be required to report it. Failure to report Code breaches or other unethical behaviour you see or otherwise aware of can itself be a breach of the Code.

If you have any questions as to how to apply the Code in any situation, seek additional guidance and speak with your manager, Human Resources, a Compliance officer or a member of the Law department.

Q	Where can I find more information about the Code and how to apply it?

A	If you are unsure how to apply the Code in a situation, you can:

•	DISCUSS the matter with your manager, Human Resources, a Compliance officer, or a member in the Law department.

•	REVIEW additional information about the Code on The Source.

•	EMAIL SLF_Code_of_Business_Conduct@sunlife.com

•	CONTACT the Employee Ethics Hotline.

Q	Are there exceptions to complying with the Code?

A	In exceptional circumstances, waivers of the Code may be granted by the Board of Directors. Waivers will be disclosed in accordance with securities law.

APPLY THE SPIRIT OF THE CODE TO SITUATIONS YOU ENCOUNTER AT WORK.

2017 CODE OF BUSINESS CONDUCT	4

Sun Life is committed to leading with integrity and takes breaches of the Code seriously.

We all play an active role in ensuring the Code is applied throughout Sun Life and that misconduct and other unethical behaviour are addressed appropriately. Reporting issues, concerns, and breaches contributes to our ethical culture and helps us to maintain our commitment to OUR high standards of business ethics and integrity.

HOW DO I REPORT A BREACH OF THE CODE?

Speak with your manager, Human Resources, a Compliance officer or a member in the Law department if you:

•	Believe you have violated the Code, an internal policy or the law,

•	know or suspect another Employee or a third-party has violated the Code, an internal policy or the law,

•	feel you are being pressured to violate the law, the Code, or your ethical responsibilities, or

•	have any other ethical or conflict of interest questions, concerns or issues, or need guidance on how to do what is right.

You can contact the Employee Ethics Hotline or email our Compliance organization at our general Code mailbox at

SLF_Code_of_Business_Conduct@sunlife.com. Use the Employee Ethics Hotline if you prefer to report the situation anonymously or if you feel your report or concern has not been responded to or addressed appropriately.

Always report known and suspected Code breaches and other unethical behavior. Failure to do so is a Code breach. Never attempt to deal with the situation yourself. Your identity in any follow-up discussions or inquiries will be kept in confidence to the extent appropriate or permitted by law.

“It’s good to know I can report my concerns in confidence.”

2017 CODE OF BUSINESS CONDUCT	5

USING THE EMPLOYEE ETHICS HOTLINE

We access the Employee Ethics Hotline through a toll-free telephone number or a secure website on the Internet (at www.Employee-ethics-hotline.com).

The Hotline is handled by an outside service provider, and is available to all Employees, seven days a week, 24 hours a day in multiple languages.

All reports will be monitored by our global Compliance organization and will be treated confidentially.

WHAT HAPPENS WHEN I REPORT A BREACH?

Sun Life takes all reports of issues, concerns and violations of the Code seriously. All reports will be investigated lawfully, discreetly, timely and fairly.

OUR COMMITMENT AGAINST RETALIATION

Sun Life strictly prohibits any form of retaliation or retribution against Employees for reporting concerns in good faith.

If you report a breach in good faith, no action will be taken against you even if we cannot corroborate your concern. However, a mischievous or malicious allegation of a breach is itself a breach of the Code.

Any retaliation or retribution must be reported.

Q	Can my employment be terminated for violating the Code or any of Sun Life’s other policies?

A	You can be disciplined and your employment can be terminated, regardless of your position.

Q	What happens when I use the Employee Ethics Hotline?

A	If you use the Employee Ethics Hotline:

•	Specially trained Employees from an external service provider will create a confidential report based on your call or on-line submission. You do not need to give your name if you wish to remain anonymous.

•	You will be asked to identify what country or business unit you are reporting from so the report can be appropriately assigned for investigation.

•	An assigned investigator will complete a follow-up report. The service provider will give you a report number so you can call or check back on-line for a status update or to add more details to your report later.

Note: for technical reasons Sun Life Employees in the United Kingdom who wish to remain anonymous should use the Employee Ethics Hotline telephone service rather than the Internet.

2017 CODE OF BUSINESS CONDUCT	6

Acting ethically requires each of us to take all reasonable steps to understand and comply with the laws, rules and regulations that apply to our positions within Sun Life. It also requires us to work to the spirit of the law.

We must comply with the most restrictive policy or law in situations where a supplemental policy or law appears to conflict with the Code. Please advise your manager, a Compliance officer, or the member in the Law department primarily responsible for advising your business unit or function, of the conflict.

“It is not enough to know my job. I also need to know the laws affecting my job.”

Q	My job is very technical and many different laws apply to the work I do. How can I be sure that I will not violate these laws?

A	Speak with our manager, a Compliance officer or the member in the Law department primarily responsible for advising your business unit or function. They are familiar with the laws that apply to your work.

2017 CODE OF BUSINESS CONDUCT	7

We all contribute to maintaining and fostering a respectful, inclusive and healthy work environment without discrimination or harassment.

PROMOTING DIVERSITY AND INCLUSION

Diversity and inclusion is at the core of our values at Sun Life. We embrace our diverse workforce where wide perspectives and creative ideas benefit our Clients, our partners, and the communities in which we operate.

PROMOTING A RESPECTFUL AND SAFE WORK ENVIRONMENT

We will engage in safe and healthy workplace practices to ensure work is done safely, machinery is used appropriately and any unsafe working conditions will be reported so they can be addressed.

We must take all reasonable efforts to prevent workplace accidents and injuries. Acts and threats of violence affect everyone’s safety - report them immediately. We cannot engage in threatening, intimidating or violent acts against co-workers, Clients or anyone else encountered in our work. Sexual or other unlawful harassment or offensive behaviour such as verbal abuse or unnecessary physical contact is prohibited.

Q	I am looking to fill a senior position. Can I offer the job to a man instead of an equally qualified woman if I believe the woman is likely to start a family soon?

A	No. All employment decisions must be based on job-related criteria, skills and performance. Contact Human Resources for more information, or check local Human Resources standards.

Q	My teammates tease me about my national origin. I do not think they mean any harm by it, but it makes me feel uncomfortable. Should I report them?

A	Yes. This behaviour violates the Code. You can advise the Employees that their comments are not acceptable if you feel comfortable doing so. You can also promptly report this to your manager, a Compliance officer, Human Resources or the Employee Ethics Hotline.

“It is fun to work with people from so many different backgrounds.”

2017 CODE OF BUSINESS CONDUCT	8

PROHIBITING UNLAWFUL DISCRIMINATION AND HARASSMENT

We do not tolerate unlawful discrimination or harassment by or against any of our Employees.

Specifically, we cannot unlawfully discriminate against co-workers, Clients or anyone else we encounter in the course of our work on the basis of their race, colour, religion, sex, sexual orientation, gender identity, national origin, citizenship, creed, age, marital status, family status, disability or any other ground included in human rights legislation.

Unlawful discrimination can take many forms - verbal, written, electronic, visual or physical. Examples include jokes, derogatory, degrading or insulting remarks, gestures or communications, refusals to work or cooperate with others, and denial of job or professional opportunities.

If you encounter discrimination or harassment, speak up and report it to your manager, Human Resources or a Compliance officer.

PROMOTING THE FAIR TREATMENT OF EMPLOYEES

We are committed to hiring, developing and retaining competent individuals to promote and achieve our business objectives. In alignment with our core values, we hire and promote Employees on the basis of ability, and reward them on the basis of their performance.

USING DRUGS AND ALCOHOL

The use of drugs and alcohol can negatively affect job performance and cause safety hazards. Drug and alcohol impairment on the job will be treated as a serious matter. As a general rule, drugs for which you do not have a valid prescription or alcohol cannot be brought into or consumed in the workplace. If you are found in possession or under the influence of such drugs or alcohol at work, you will be subject to disciplinary action, up to and including termination of employment.

2017 CODE OF BUSINESS CONDUCT	9

The fair treatment of Clients is an integral part of our ethical culture.

We are committed to keeping the Client in mind when designing, marketing, selling and delivering our products and services and conducting all aspects of our business operations and activities. We all have a responsibility to consider the Client’s interests in all stages of the product life cycle and our products and services must provide fair value to them.

•	Our sales will be Client-focused, fair and appropriate, and their unique needs and circumstances will be considered.

•	We will communicate with the public responsibly and professionally.

•	Our advertising and sales materials, including prospectuses and point of sale materials, will be accurate and clear and will provide full disclosure.

•	We will engage ethical and competent distributors who are knowledgeable about our products and services and we will monitor their activities on behalf of Sun Life and our Clients.

•	Our compensation, commission and incentive structures will be appropriate and encourage good sales practices.

•	Our services will be competent, timely and Client-focused.

•	We will handle Client complaints and disputes fairly and professionally.

2017 CODE OF BUSINESS CONDUCT	10

One important way we demonstrate our integrity is by ensuring that, in doing business, we will act in the best interests of Sun Life and other stakeholders, and we will avoid activities that can harm or reflect negatively on them. We are committed to not putting our interests ahead of those of Sun Life, our Clients, shareholders and each other.

Many situations could give rise to a potential conflict of interest where our judgment or ability to act can be compromised. Actions we take on behalf of Sun Life cannot be influenced by the possibility of gain for ourselves or for anyone personally associated with us. It is also important to avoid any appearance of a conflict.

•	We must avoid circumstances, situations or relationships that could improperly influence business decisions, as well as all appearances of a potential conflict of interest.

•	We cannot have a direct reporting responsibility over an immediate family member.

•	We cannot engage in a business relationship with a family member or a business in which a family member is significantly involved.

•	We must avoid conflict of interests involving our Clients. For example, you cannot act as a trustee, agent, power of attorney or executor for a Client unless he or she is a family member.

•	Immediately disclose relationships, associations or activities that can create actual or potential conflicts of interest.

If you have questions or are aware of a potential conflict of interest, speak to your manager or a Compliance officer.

Q	Can I hire my brother to do some contract work for Sun Life if his rates are the best rates available?

A	Sun Life prohibits business dealings with Employees’ family members without proper disclosure and approval. Sun Life will not hire him to perform services under a contract if he will be working under your supervision or if you have any influence over the decision to employ him.

Q	My husband has just become an executive sales manager for a company that services the computers in my department. Should I tell anyone about this?

A	Yes. Notify your manager and make sure you are not involved in any decisions regarding retaining or overseeing your husband’s company. You must ensure that you are independent, and are seen as independent, from any business organization that provides goods or services to Sun Life. One of your husband’s competitors or a co-worker could claim that your husband is getting Sun Life’s business because you are a Sun Life Employee.

“When it comes to contracting out, business and family do not mix.”

2017 CODE OF BUSINESS CONDUCT	11

We are committed to protecting confidential information – whether about Sun Life, our Clients or our co-workers – against theft, loss, unauthorized access, disclosure, destruction or misuse. Respecting the privacy of our Clients and Employees and the confidentiality of their personal information is critical to maintaining our ethical reputation.

Protecting personal information is everyone’s responsibility.

PERSONAL INFORMATION

We accumulate a great deal of information about our Clients, Employees, and others who develop relationships with us, and have an obligation to limit the collection, access, use and disclosure of this information for legitimate business purposes and as will be required by local law and internal policies.

We must collect, use or disclose personal information lawfully and fairly, and disclose it only with the permission of the person to whom it relates unless otherwise permitted or required by law.

We must respect and maintain the confidentiality of our Employees’ personal information such as salaries, performance reviews or disabilities. Do not share this information with anyone unless you need to in order to perform your job.

If you suspect personal information has been stolen or inappropriately used or disclosed, immediately contact your manager or a Compliance officer.

Q	I recently received a call from someone asking if his former spouse (our Client) had removed him as the beneficiary of her policy. Can I answer his questions?

A	No. All policyholder, Client and Employee information must be kept confidential. Our Client is the policyholder not the beneficiary, and only the policyholder can grant permission to share her confidential information.

YOU MUST PROTECT PERSONAL INFORMATION ABOUT SUN LIFE CLIENTS AND EMPLOYEES.

2017 CODE OF BUSINESS CONDUCT	12

INFORMATION ABOUT SUN LIFE

We are expected to keep confidential any information we acquire about Sun Life and its business activities and operations during our employment except as will be permitted or required by law - even after we leave Sun Life.

Other than information produced and disclosed in the ordinary course of business, all information about Sun Life and our business is confidential and cannot be disclosed for authorized purposes.

We are never prohibited from reporting possible violations of law to any regulator or governmental agency or entity, or making other disclosures that are protected under whistle-blower provisions under law, nor are we restricted from discussing the terms and conditions of our employment at Sun Life.

SPEAKING FOR SUN LIFE

We are committed to communicating honestly and responsibly and in a manner that demonstrates our values.

•	Always be careful how you communicate to others and the affect it can have on Sun Life and our reputation and brand.

•	Avoid making threatening, discriminatory, hateful or illegal statements – oral, written, in print or via electronic media.

Only certain authorized individuals can speak for Sun Life. Unless you are specifically authorized, do not speak for Sun Life, or imply you are doing so. As a general rule, Public Affairs will respond to questions about Sun Life’s positions on public policy or industry issues. In addition to everyday communications with outside persons and organizations, we may occasionally be asked to express our views to the media, if so, immediately contact the communications representative in your area.

In some cases, external communications, such as articles for publication, presentations and remarks made on behalf of Sun Life, require review and approval prior to release.

Q	How about social networking? Can I blog about Sun Life?

A	We support the use of social media and believe it is an integral part of the way we do business. Posting our ideas and opinions – whether they are internal or external – is a great way to express ourselves, to build relationships and to learn. As Employees of Sun Life, it is important that we are familiar with the guidelines for participating in social media, the guiding principles for speaking about Sun Life and our commitment to maintaining strong governance and risk management practices.

When using social media for business purposes remember to think before posting, be civil to others and respect their opinions, and obtain any necessary permissions. In your personal use, do not represent or imply that your opinions are approved or endorsed by Sun Life.

Depending on your position with Sun Life, there can be additional restrictions on your use of social media. If you are unsure, seek guidance from your manager, a Compliance officer or a member in the Law department.

Q	What can I talk about when in trade association and industry meetings?

A	Trade association members are also our competitors, and if you are appointed to represent Sun Life in a trade association or other organization, your contributions must respect the confidentiality of Sun Life’s information.

2017 CODE OF BUSINESS CONDUCT	13

An important component of Employee engagement relates to our ability to participate in our communities. We encourage you to be involved with outside organizations, charitable activities, and the political process, provided your involvement does not create or appear to create a conflict of interest or interfere with your ability to carry out your responsibilities at Sun Life.

To reduce the possibility of a conflict of interest, we cannot engage in any work for, or serve on the board of, any organization that is publicly traded or competes with or has a business relationship with Sun Life without the prior written approval from a manager and your business group’s general counsel. Consult a member of the Law department before joining the board of directors of any company or organization.

When participating in activities unrelated to our work at Sun Life, we are expected to avoid any activity that would compromise Sun Life or its brand or reputation.

Depending on your position at Sun Life, you may have an obligation to report outside business activities, certain political contributions and directorships. If you are uncertain, speak to your manager or a Compliance officer.

Our funds, facilities or services cannot be used for the benefit of other businesses, or political parties, or their candidates, except as specifically authorized in advance. We also have a process for dealing with charitable and philanthropic spending.

Q	Can I work for another company if the hours do not conflict? with those I am required to work at Sun Life?

A	That depends. You cannot take on another job that creates a conflict of interest with your position at Sun Life. A second job must be kept completely separate from your Sun Life position and cannot interfere with your responsibilities and performance as a Sun Life Employee.

2017 CODE OF BUSINESS CONDUCT	14

As Employees, Sun Life respects and is committed to our individual rights to voluntarily participate in the political process.

Nevertheless, we cannot - explicitly or implicitly - engage in any political activities on Sun Life’s behalf. This includes making political donations, communicating political opinions and supporting political candidates or parties. In addition, we cannot associate Sun Life or use company resources, logos, trademarks, offices, public events or public initiatives for political purposes or seek reimbursement for any political contributions.

As an organization, we will not make any financial contributions or donations to any political parties, factions or candidates for public office, and we cannot communicate support for political candidates, parties or issues.

LOBBYING ACTIVITIES ON BEHALF OF SUN LIFE

Sun Life may engage in political activities, including lobbying and other communications with policy-makers and legislators at all levels of government and their staffs, both in Canada and internationally, and in accordance with relevant laws and regulations. However, such lobbying activities or government contacts on Sun Life’s behalf are strictly regulated.

As Employees, we cannot engage in any such lobbying activities on behalf of Sun Life, unless we obtain pre-authorization.

We expect those engaging in authorized political lobbying activities or communications on behalf of Sun Life with government officials or public officeholders act in compliance with relevant statutes for lobbying.

2017 CODE OF BUSINESS CONDUCT	15

As a large international financial services organization, we are committed to regularly identifying and assessing our key risks and mitigating the occurrence and severity of these risks where possible. Effective risk management is critical to our long-term financial viability.

We base our risk philosophy on the premise that we accept and manage risks aligned with our corporate strategy and business objectives, and that create value for our stakeholders. Our risk culture is supported by a strong tone from the top that promotes appropriate behaviours, emanating from our Board of Directors and cascades through our Chief Executive Officer, our business leaders and our Employees.

In our risk management culture, we all play an important role in managing our risks.

•	We must understand the risks which we manage and those which impact our Clients.

•	We must work together to achieve our business objectives while operating within our risk appetite and threshold.

•	We must embed risk management considerations, protocols and challenge within our business activities and operations.

•	We must reward individuals and groups for taking the right risks in an informed manner, and must create disincentives to risk taking outside our risk appetite and tolerance.

•	We must be transparent about risks and outcomes without fear of reprisal.
Q	What are some examples of the risks that Sun Life encounters?

A	Examples of the risks we encounter include:

•	Financial and insurance risks connected to our Clients and the management and performance of our assets,

•	risks in formulating and carrying out our business strategy and objectives, and

•	risks arising from changes in the economic, political and regulatory environments.

2017 CODE OF BUSINESS CONDUCT	16

We are committed to maintaining a robust internal control framework. This helps us achieve our business objectives, mitigate risks and meet our ethical obligations to our Clients and other stakeholders. We have built internal controls on our core values, a culture of strong governance and segregation of accountabilities. We are all responsible for Sun Life’s internal controls and we must understand how they relate to our roles. We must:

•	Clearly understand our department’s objectives and how our role contributes to achieving them,

•	establish and maintain control activities appropriate to achieving our objectives and mitigating associated risks,

•	be aware of changes in our business or business environment affecting our role, and adapt our control activities appropriately, and

•	continually monitor the appropriateness and effectiveness of internal controls for which we are responsible, and resolve related problems on a timely basis.

Be sure to inform your manager and other affected areas when problems occur – regular communication maintains control awareness. If you are unsure how your role is affected by or contributes to internal controls, speak to your manager.

Q	What is a control activity?

A	Control activities are processes we put in place to support our business objectives, to minimize risks and to help detect when things go wrong.

Examples include:

•	company policies, standards and guidelines,

•	segregation of duties,

•	management reviews of key documents and information,

•	automated controls over information processing (validation checks, approval limits, exception reports), and

•	controls over access and changes to computer applications.

While control activities do not guarantee protection from risks, they provide reasonable assurance that these risks are appropriately mitigated.

2017 CODE OF BUSINESS CONDUCT	17

USING TECHNOLOGY APPROPRIATELY

We are committed to using Sun Life’s technologies appropriately, as they are important business resources that provide broad access to information and a key aspect to how we conduct business. Our technology includes:

•	Information networks, systems and services, such as email, SameTime messaging, wiki, and the internet, and

•	technology assets, such as computers, mobile devices and portable digital storage media.

Our technology must be used primarily for business purposes. Incidental and appropriate personal use is permitted, provided it does not violate our policies or procedures, and does not interfere with the performance of our job responsibilities.

We must safeguard our technology assets and must prevent their damage, loss, theft or misuse. Likewise, we must safeguard the mechanisms and credentials we use to gain access to Sun Life information and technology.

•	Keep in mind electronic records are more permanent than you might think – they can be retrieved even after they appear to have been deleted.

•	Be careful when using email and other electronic communications and avoid careless, exaggerated or inaccurate statements.

•	If Sun Life becomes involved in litigation or an investigation, all correspondence may have to be turned over to third parties.

We do not have any rights or expectations of privacy at any

time in our use of technology or the files and data on our technology assets. Our files, emails and other electronic communications – business and personal – stored on or transmitted via our technology are not private and are Sun Life’s property. The Company is authorized to check information stored on or exchanged through technology, internet sites visited and other individual activity at any time.

If you suspect an Information Security incident or breach, contact your local Service Desk and advise your manager.

Q	Can I assume that no matter what I do, malware and viruses spread through phishing emails and compromised websites, will never infect my computer?

A	No technology can provide 100% protection and security. Preview emails and links to help prevent malware infections from compromising our technology and our information.

Q	My friend gave me software that could help me prepare a presentation for an upcoming sales conference. Am I allowed to install it on my Sun Life computer?

A	No. You must not install any unapproved, unauthorized or unlicensed software onto Sun Life’s equipment. Consult the Acceptable Use Standard for Sun Life Information and Technology for more information.

2017 CODE OF BUSINESS CONDUCT	18

SAFEGUARDING SUN LIFE INFORMATION AND INTELLECTUAL PROPERTY

Information and intellectual property are some of our most critical and valuable assets. As Employees, we are required to effectively and appropriately manage and protect Sun Life information and intellectual property under our control.

Sun Life information includes all information owned, managed or controlled by Sun Life or another entity empowered to do so on our behalf. Sun Life information can include information transmitted over Sun Life networks or systems.

Intellectual property includes our trademarks, logos, slogans and trade secrets.

USING AND PROTECTING SUN LIFE’S ASSETS

We must all take reasonable steps to use Sun Life’s assets only for legitimate business purposes and to protect those assets against loss, theft, damage and misuse.

Be careful not to:

•	Remove furniture, equipment, supplies, or files and other information from Sun Life premises without authorization. If you are authorized to work at home or off-site, you must keep Sun Life assets safe,

•	breach any copyright laws or regulations when making copies of documents or software, or

•	permit others to use Sun Life’s assets, without appropriate consent.

If you become aware of any loss, theft or misuse of Sun Life’s assets, report it immediately.

Q	Should I report a lost or stolen device to the Service Desk before I look for it?

A	You must contact your local Service Desk immediately to report a lost or stolen device. They can help ensure the device remains secure, even if you find it later.

2017 CODE OF BUSINESS CONDUCT	19

Sun Life is required to maintain accurate, reliable and complete records to appropriately manage its affairs and comply with legal, regulatory, financial, accounting and operational obligations. The integrity of our records is essential to the successful operation of our business, and to maintaining the trust and confidence of our shareholders, Clients and business partners.

Our financial statements, books and records must accurately reflect all business transactions and be retained in accordance with our record keeping practices. Sun Life must provide accurate, consistent, informative and timely disclosures of information to the market in accordance with applicable laws. Failing to disclose or record revenues, assets or liabilities is prohibited.

We are responsible for the integrity of books and business, financial accounting and expense records under our control.

•	Be mindful that business records include emails and other electronic communications and records.

•	Be diligent in maintaining proper record keeping practices when creating, receiving or maintaining accounting, financial, legal or other business records.

•	Preserve documents and records that could be potentially relevant to any pending or reasonably foreseeable litigation, internal or external audit, regulatory examination, or government investigation.

•	Never misrepresent our financial or operational performance or compromise the integrity of our financial statements.
•	Do not intentionally hide, mislead or disguise the true nature of any financial or non-financial transaction.

•	Report any concerns regarding the integrity of any financial, accounting or auditing matter.

For additional guidance on our record keeping requirements and practices, consult the Records Management Operating Guideline.

Q	The Sun Life Records Retention Schedule requires me to retain Sun Life business records in my business function for an established time period. How do these retention periods apply if a document might be relevant to a suspected violation of law or an investigation?

A	You must retain all Sun Life information and documents relating to suspected violations of law, or imminent or reasonably foreseeable investigations or litigation. For more information, consult the Records Management Operating Guideline, your local records officer or a member in the Law department responsible for advising your business unit or function.

Q	I regularly clean out my email inbox. Are there any rules as to which messages should be kept and which should be deleted?

A	Some emails are considered business records and must be retained for the same duration as similar paper records. Consult the Records Management Operating Guideline for more information.

2017 CODE OF BUSINESS CONDUCT	20

SUN LIFE DOES NOT TOLERATE FRAUD.

Fraud is a dishonest act or omission intended to deceive or mislead for personal or corporate gain. Examples of fraudulent acts include:

•	Forgery or alterations of a document or cheque,

•	submission of a false or fictitious claim for charges or services that were not actually incurred,

•	submission of a fabricated invoice for goods or services not received,

•	bribes and economic extortion, and

•	misuse of confidential information.

We will not participate in any type of dishonest or fraudulent behaviour that can affect our Clients, our coworkers, and Sun Life or its reputation and brand. Any such participation is a breach of the Code that can result in discipline, up to and including termination of employment.

To help ensure we continue to operate ethically, we must be on the watch for fraud or other suspicious activity, whether committed by a co-worker or a third party, and report any suspicion immediately. If you see something, you must say something.

MAINTAINING AND SUBMITTING PROPER EXPENSE DOCUMENTATION

Accurate records and copies of receipts must be submitted with each expense report as we can be reimbursed only for reasonable expenses related to Sun Life business activities. Ensure expenses will be documented and approved in keeping with expense reimbursement standards.

“I need to be aware of what is going on around me.”

Q	I am concerned that my colleague may be committing fraud against Sun Life, but I am not really sure. What should I do?

A	Report it immediately to your fraud reporting officer or the Employee Ethics Hotline.

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We are committed to complying with the letter and the spirit of anti-corruption and anti-bribery laws in the countries in which we operate.

Anti-corruption laws generally prohibit giving or offering anything of value to improperly influence business decisions or obtain improper business advantages.

•	We prohibit the direct or indirect use of bribery, kickbacks, payoffs or other corrupt practices by Employees, agents or other parties acting on our behalf.

•	We will report suspected and known incidents of bribery and corruption.

•	We must maintain accurate books and records.

If you are offered or asked for a bribe, no matter how small, refuse it, clearly state that it is our policy to never engage in bribery or corruption and report it immediately.

“Sun Life’s track record of integrity makes me proud.”

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Gifts and entertainment are generally recognized as important parts of doing business, developing business relationships and building goodwill. However, we will not accept any benefit that could in any way influence, or appear to influence, our ability or judgment to make objective business decisions, or offer gifts, favours, benefits or entertainment that might be perceived as inappropriately influencing another party’s business dealings with us.

Consider the following criteria when accepting or offering gifts, favours, hospitality, entertainment or other benefits:

•	Would doing so make it difficult to make a fair and unbiased decision?

•	Is the value involved nominal and reasonable?

•	Does this occur frequently?

•	Is it an accepted business practice in the region?

•	Would it embarrass Sun Life or the recipient if publicly disclosed?

•	Does it violate our internal anti-corruption policies or processes?

Depending on your position at Sun Life, you can also have an obligation to report or seek pre-approval of gifts and entertainment.

GOVERNMENTAL OFFICIALS

Special laws apply to gifts or entertainment when dealing with government officials or individuals tied to state-owned or controlled enterprises. Consult with your business group general counsel or a Compliance officer before offering gifts or benefits to such individuals.

Q	I am a communications consultant. From time to time I hire outside graphic design firms to assist me. These firms usually send me a bottle of wine when a big project wraps up. I believe it’s a fairly common practice. Am I allowed to accept it?

A	In general, gifts are considered acceptable if they are offered infrequently and they are nominal in value. If you are offered several gifts from the same firm, you must consider if this causes a conflict of interest. Speak to your manager or a Compliance officer if you have need clarification or additional guidance.

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One of our obligations as an ethical company is to support our industry and encourage fair competition. Although we compete vigorously in every market in which we participate, we are committed to conducting business in compliance with all competition or antitrust laws. As specific prohibitions imposed by these laws vary, competing fairly and ethically in all our business activities is the most effective way to avoid contravening these rules.

Antitrust or competition laws prohibit Sun Life from engaging in activities intended to lessen competition. This means we cannot make agreements with competitors to fix prices or allocate sales, Clients or territories. We cannot discuss with outsiders strategic information on topics such as pricing, product development and Client lists. Even if we do not intend these discussions to result in actions that restrict competition, they could be interpreted that way, and could be illegal whether or not they lead to a restriction of competition.

Q	Sun Life recently hired an executive from another financial services company. In his role at our competitor he had access to important proprietary information that would be quite helpful. Can we ask him to share this information?

A	No. The new Employee has an obligation to protect the confidentiality of his former company’s information. You may only obtain information about competitors through publicly available information such as annual reports, expert analyses, press releases, the Internet, trade journals and so on.

Q	At a recent meeting of industry professionals an attendee representing another company asked me if there would be any interest on Sun Life’s part in entering into an agreement not to compete against each other in certain markets. Do I need to report this to someone?

A	Yes. The proposal was in violation of competition law and you must report it to a Compliance officer or a member in Law department responsible for advertising your business unit or function.

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COMPETING FAIRLY AND OPENLY

We are highly visible in many major financial markets and we are committed to complying with the securities laws and regulations in the countries where we conduct business. When we invest personally or on behalf of our Client accounts, we cannot base our decisions on material non-public information.

•	Do not trade in Sun Life securities, or in any securities of another company, no matter how small or large the trade, if this decision is based on material information that is not generally available to the public.

•	Do not “tip” or pass material information on to others, or even share it with co-workers, other than to the Law or Compliance departments to establish the appropriate ethical walls. If someone asks you for information about Sun Life that is not generally available to the public, please direct that inquiry to Public and Corporate Affairs or a member of the Law department.

“Material information” is any information that a reasonable investor would consider important in deciding whether to buy, hold or sell the securities of a publicly traded company. There are also certain types of information that can become material over time (e.g., proposed business transactions). Consult the Disclosure and Securities Trading Policy or a member in the Law department as to whether information is material.

Depending on your specific employment at Sun Life, you may be subject to additional requirements. These can include pre-clearing and reporting on your personal investments, trading public company securities only during specified periods, and filing insider-trading reports.

Q	I overheard in the elevator that Sun Life is planning to acquire XYZ, a large public company. Can I trade XYZ shares?

A	No, and you also cannot trade in Sun Life securities. The prohibition on trading is not affected by how you obtained the information. Please refer to the Disclosure and Securities Trading Policy for assistance.

Q	I am part of a team that supports the release of our quarterly financial results. In the days leading up to the release, I see draft documents setting out the results. Is it okay for me to discuss this information in general with people outside of Sun Life if I do not refer to specific financial results?

A	No. This information is not yet public and must be treated as confidential. If you disclose any material information you may also be breaking securities laws.

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TRADING IN SECURITIES

We are committed to actively protecting our products and services from being used for money laundering, financing terrorists or other criminal activity, and protecting the integrity of Sun Life and the integrity of the financial systems in the countries in which we operate.

Detecting money laundering and terrorist financing activity requires each us to:

•	Properly identify and authenticate our Clients, and

•	report any suspicious premiums, deposits, payments, surrenders or other activities to your local money laundering reporting officer.

For additional information on your anti-money laundering and anti-terrorist financing obligations, seek guidance from your local money laundering reporting officer or the Sun Life Chief Anti-Money Laundering Officer.

Q	What are some signs of money laundering?

A	Pay close attention to Client transaction requests and other behaviour that seem out of the ordinary, such as:

•	reluctance to present proper identification for identity verification,

•	refusing to disclose beneficial owners or source of funds,

•	withdrawing funds shortly after sending them to Sun Life,

•	reluctance to have information sent to a home address,

•	reluctance to provide customary information,

•	repeatedly using an address but frequently changing the name attached to it,

•	keen interest in internal systems, controls and policies,

•	providing inconsistent or misleading information,

•	greater interest in liquidity than other features of a product,

•	the identification of undisclosed third parties, and

•	admissions or statements about involvement in criminal activities.

For more information, consult your local Anti-Money Laundering and Anti-Terrorist Financing operating guidelines.

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COMBATTING MONEY LAUNDERING AND TERRORIST FINANCING WE MUST ACTIVELY PROTECT SUN LIFE’S PRODUCTS AND SERVICES FROM BEING USED FOR MONEY LAUNDERING, TERRORIST FINANCING OR OTHER CRIMINAL ACTIVITY.

We cooperate with lawful investigations and inquiries by regulators, law enforcement agencies, external and internal auditors and other investigators.

•	We must provide accurate and factual information to them, and cannot mislead or attempt to improperly influence them.

•	We cannot tamper with any document to obscure the true nature of a transaction in Sun Life’s records or to impede or influence an audit, regulatory review or investigation.

If you suspect information is not being provided as required, report your concerns to a Compliance officer or a member in the Law department.

DEALING WITH THIRD PARTIES

In certain circumstances, third parties can represent Sun Life in the sale, service or administration of our products or services or perform specific business functions or services.

We are committed to working and doing business with third parties who share our values and high standards for integrity and ethics. They should have a reputation for service, integrity, quality, cost and delivery, and an ability to meet our business needs.

We will follow our established business practices and procedures that apply to dealing and doing business with third parties and we will conduct our third party business relationships in a fair, ethical and lawful manner and in accordance with our values and procedures.

WE WORK WITH THIRD PARTIES WHO SHARE OUR VALUES OF INTEGRITY AND ETHICS.

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We are committed to operating our business for the long-term and promoting sustainability in order to continuously grow and improve and to position us so that we can meet our commitments to our Clients and the needs of future generations.

•	We will focus on managing our impact on the environment.

•	We will maintain a strong commitment to social responsibility and exemplary governance and build healthier, sustainable communities for life.

•	We will attract and develop top talent and create an organization that is forward thinking, Client focused, competitive and resilient.

OUR BUSINESS LEADERS AND PEOPLE MANAGERS

Our leaders and managers have special responsibilities in setting the appropriate tone from the top, fostering a culture of respect and open communication and leading Sun Life and our Employees with integrity.

They are expected to:

•	Be positive role models, act ethically and encourage Employees to act honestly and ethically in all dealings,

•	foster an inclusive and diverse work environment that reflects the content and the spirit of the Code, and promotes respect, fairness and safety,
•	understand the Code and all relevant laws, regulations and internal policies and champion them with team members,

•	be a resource by responding to questions about the Code or directing Employees to the information they need,

•	prevent, respond to and escalate breaches of the Code and unethical behaviour, and

•	support and protect those who ask questions, report breaches of the Code and unethical behaviour, and never retaliate.

SUSTAINABILITY ULTIMATELY MEANS BEING ABLE TO ASSURE OUR CLIENTS THAT WE ARE IN BUSINESS FOR THE LONG TERM.

MANAGERS AND LEADERS, BY VIRTUE OF THEIR POSITIONS OF AUTHORITY, MUST ACT AS ETHICAL ROLE MODELS.

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The Code is a reference tool. It does not replace our policies, operating guidelines or other relevant documents. If you are not sure how to apply the letter and the spirit of the Code in any situation:

•	Talk to your manager, a Compliance officer or a member in the Law department.

•	Contact the responsible person of the relevant policy or operating guideline.

•	Send an email to SLF_Code_of_Business_Conduct@sunlife.com.

•	Submit an inquiry to the Employee Ethics Hotline.

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ISSUE	PAGE	RELEVANT POLICY, STANDARD OR CONTACT
Anti-money laundering and anti-terrorist financing	26	Compliance Risk Management Policy

Books and records	20	Compliance Risk Management Policy, Records Management Operating Guideline

Bribery	22	Compliance Risk Management Policy

Communicating with others	12,13,18,25	Disclosure and Securities Trading Policy, Acceptable Use Standard for Sun Life Information and Technology, Sun Life Financial Global Privacy Commitment

Company assets	18,19	Acceptable Use Standard for Sun Life Information and Technology, Security Risk Policy

Compensation	9	Compensation & Appointment Policy, local Human Resources

Competing fairly	24	A member in the Law department responsible for advising your business unit or function

Complying with the law	7	Compliance Risk Management Policy, a member in the Compliance or Law department responsible for your business unit or function

Conduct / Treating Clients fairly	10	Compliance Risk Management Policy, Product Design and Pricing Policy

Confidential information	12,13,19,25	Disclosure and Securities Trading Policy, Compliance Risk Management Policy, Sun Life Financial Global Privacy Commitment, Security Risk Policy, Supplementary Code of Ethics for Investment Operations

Control Framework	17	Internal Control Framework, Risk Management Framework, Operational Risk Management Framework

Directorships	14	A member in the Law department responsible for advising your business unit or function

Discrimination and harassment	9	Local Human Resources

Expenses	20,21	Local travel and expense reimbursement guidelines

ISSUE	PAGE	RELEVANT POLICY, STANDARD OR CONTACT
Fraud	21	Compliance Risk Management Policy

Gifts and entertainment	23	Supplementary Codes of Ethics for Investment Operations, Compliance Risk Management Policy

Media communications	13,25	Disclosure and Securities Trading Policy

Outside activities or employment	14	A Compliance officer or a member in the Law department responsible for advising your business unit or function

Personal relationships	11	Local Human Resources

Personal safety / Security	8	Security Risk Policy

Privacy	12,13	Disclosure and Securities Trading Policy, Compliance Risk Management Policy, Acceptable Use Standard for Sun Life Information and Technology, Sun Life Financial Global Privacy Commitment, Security Risk Policy

Regulatory investigations	20,27	A Compliance officer or a member in the Law department responsible for your business unit or function

Reporting Code breaches	5	Employee Ethics Hotline, SLF_Code_of_Business_Conduct@sunlife.com

Risk Management	16	Risk Management Framework, Operational Risk Management Policy, Asset Liability Management Policy, Capital Risk Policy, Insurance Risk Policy, Investment and Credit Risk Management Framework

Securities trading	25	Disclosure and Securities Trading Policy

Sustainability	28	Focus on Sustainability on The Source, email sustainability@sunlife.com

Technology	18	Application Security Standard, Acceptable Use Standard for Sun Life Information and Technology, Security Risk Policy

Third parties	27	Strategic Sourcing, Third Party Risk Management Policy

There may be local guidelines, processes or procedures that correspond to the above enterprise-wide policies. Please check your local intranet or ask your manager.